Exhibit 99.1

INTERIM RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2019

Highlights

•	Exclusive of its interest in FLNG Hilli Episeyo, Golar LNG Partners LP (“Golar Partners” or “the Partnership”) generated operating income of $35.9 million for the third quarter of 2019.
•	After accounting for $10.9 million of interest rate swap losses, the Partnership reported net income attributable to unit holders of $7.9 million for the third quarter.
•	Generated distributable cash flow[1] of $33.6 million for the third quarter resulting in a distribution coverage ratio[1] of 1.18.

Subsequent Events

•	Secured a two-year charter for LNG carrier Golar Maria commencing November 2020.
•	Received notice of contract award for a two-year FSRU Golar Igloo charter commencing March 2020.
•	Declared a distribution for the third quarter of $0.4042 per unit.

Financial Results Overview

Golar Partners reports net income attributable to unit holders of $7.9 million and operating income (which excludes its share of Hilli Episeyo which is accounted for under the equity method) of $35.9 million for the third quarter of 2019 (“the third quarter” or “3Q”), as compared to a net loss attributable to unit holders of $5.5 million and operating income of $36.2 million for the second quarter of 2019 (“the second quarter” or “2Q”) and net income attributable to unit holders of $49.0 million and operating income of $62.0 million for 3Q 2018.

Consolidated GAAP Financial Information
(in thousands of $)	Q3 2019	Q2 2019	Q3 2018
Total Operating Revenue	75,818	77,361	108,232
Vessel Operating Expenses	(14,740)	(14,913)	(16,372)
Voyage and Commission Expenses	(1,685)	(1,621)	(2,312)
Administrative Expenses	(3,110)	(3,251)	(2,944)
Operating Income	35,903	36,208	62,011
Interest income	4,990	2,409	1,177
Interest Expense	(19,764)	(20,695)	(20,062)
(Losses)/Gains on Derivative Instruments	(9,937)	(24,502)	11,338
Net Income/(Loss) attributable to Golar LNG Partners LP Owners	7,924	(5,516)	48,964

1 Refer to 'Appendix A - Non-GAAP financial measures'.

Non-GAAP Financial Information[1]
(in thousands of $)	Q3 2019	Q2 2019	Q3 2018
Adjusted Interest Income	925	1,050	1,177
Adjusted Net Debt	1,551,154	1,574,079	1,579,441

Segment Information[2]
	Q3 2019				Q2 2019				Q3 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total
Total Operating Revenues	63,490	12,328	26,018	101,836	64,824	12,537	26,018	103,379	96,836	11,396	23,736	131,968
Amount invoiced under sales-type lease	4,600	–	–	4,600	2,300	–	–	2,300	–	–	–	–
Adjusted Operating Revenues [1]	68,090	12,328	26,018	106,436	67,124	12,537	26,018	105,679	96,836	11,396	23,736	131,968
Voyage and Commission Expenses	(1,002)	(683)	–	(1,685)	(1,109)	(512)	(50)	(1,671)	(1,146)	(1,166)	(655)	(2,967)
Vessel Operating Expenses	(9,542)	(5,198)	(5,686)	(20,426)	(10,070)	(4,843)	(6,163)	(21,076)	(10,317)	(6,055)	(5,049)	(21,421)
Administrative Expenses	(1,870)	(1,240)	(223)	(3,333)	(1,947)	(1,304)	(198)	(3,449)	(1,810)	(1,134)	(1,063)	(4,007)
Adjusted EBITDA[1]	55,676	5,207	20,109	80,992	53,998	5,878	19,607	79,483	83,563	3,041	16,969	103,573

* Indirect administrative expenses are allocated to the FSRU and LNG carrier segments based on the number of vessels.

** Relates to the attributable earnings of our investment in Golar Hilli LLC (“Hilli LLC”) had we consolidated its 50% of the Hilli common units.

On May 15, 2019, a modification of the FSRU Golar Freeze charter agreement led to a reassessment of the contract under lease accounting rules. This modification resulted in the contract changing from an operating lease to a sales-type lease ("Golar Freeze Finance Lease"). In order to compare the performance of the Golar Freeze with our wider business, management has determined that it will measure the performance of the Golar Freeze Finance Lease based on Adjusted EBITDA (EBITDA as adjusted for the amount invoiced under sales-type lease in the period). This approach allows the Partnership to compare the Golar Freeze charter agreement with its wider business.

As a result of one additional day in the quarter, Adjusted Operating Revenues1, including amounts invoiced under the Golar Freeze Finance Lease and the Partnership's effective share of operating revenues from FLNG Hilli Episeyo, increased $0.7 million from $105.7 million in 2Q to $106.4 million in 3Q. Voyage and commission expenses were in line with the prior quarter.

Vessel operating costs decreased by $0.7 million from $21.1 million in 2Q to $20.4 million in 3Q. Recovery of prior period repair costs incurred in respect of the Golar Igloo and covered by supplier guarantee accounted for most of the reduction.

Administrative expenses and adjusted interest income1 at $3.3 million and $0.9 million respectively were in line with the prior quarter. Primarily due to a decrease in LIBOR, interest expense at $19.8 million in 3Q was $0.9 million lower than 2Q.

Although smaller than prior periods, further decreases in interest rate swap rates during the quarter contributed to a $9.9 million 3Q loss on derivative instruments, compared to a 2Q loss of $24.5 million. As of September 30, 2019, the average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo was approximately 2.2%.

As a result of the foregoing, 3Q distributable cash flow1 increased $1.6 million to $33.6 million compared to $32.0 million in 2Q. The distribution coverage ratio1 increased from 1.12 in 2Q to 1.18 in 3Q.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

Commercial Review

Although the spot market for steam turbine vessels remained subdued for most of 3Q, a rapid tightening of the shipping market in late September meant that these vessels have since represented the only available tonnage on more than one occasion. The Golar Maria secured close to full utilization in 3Q and the Golar Grand enjoyed operating under its time charter at a higher average daily rate whilst the Golar Mazo remained idle throughout the quarter. Collectively, the 3Q Average Daily TCE1 achieved by these three carriers at $18,200 was approximately 9% lower than 2Q.

The third quarter began with LNG trading at multi-year low prices, at times below $4.00/mmbtu. A subdued commodity price and the continued absence of arbitrage opportunities kept a lid on spot shipping rates. Attracted by the forward curve, European charterers then entered the market for floating storage. The number of prompt available vessels halved from around 11 at the end of July to 6 in early August as a result. Longer than usual voyages to deliver cargoes and idling at sea continued to absorb shipping capacity allowing spot rates to increase. A flood of cargo tenders and associated shipping requirements in the second half of September then sowed the seeds for a sustained improvement in rates and chartering opportunities. Dominated by steam turbine vessels, prompt vessel availability reduced to 3. Seeking to reduce dependence on peak-season LNG imports, Chinese demand also re-emerged in late September. Seasonal tailwinds elsewhere and European storage at close to 100% capacity necessitating ongoing floating storage further reduced vessel availability to zero allowing rates to quickly increase in early October.

New liquefaction facilities continue to deliver. Cameron T1, Prelude, Freeport T1 Corpus Christi T2 and Elba Island have all commenced production and new liquefaction is expected to start up and ramp up at the fastest pace on record over the course of 2020. Ample new supply together with China's efforts to smooth its demand profile mean that Asian LNG prices have not however enjoyed their customary winter boost and the LNG arbitrage window has remained closed. Much of this new US volume has therefore ended up in Europe. Despite lower upward pressure on ton mile demand, the structural shortage of vessels has arrived. Charterers are increasingly keen to sign 1 year+ charters removing more vessels from the market and adding to upward pressure on spot rates.

Both the Golar Maria and Golar Mazo will contribute additional earnings in 4Q with the Golar Maria securing employment through to April 2020. A two year charter for the Golar Maria starting in late 2020 has also been secured. The charter includes options for the charterer to extend by a further 1+1+1 years. Between April and November 2020 the vessel will trade in what is expected to be a strong spot market.

The Partnership has received notice from Kuwait National Petroleum Co. ("KNPC") of a two year contract award for the FSRU Golar Igloo. Pending contract finalization and signing, the award provides the Partnership with two years of continued LNG storage and regasification services at the Mina Al-Ahmadi Refinery in Kuwait for KNPC’s regasification seasons beginning in March 2020. The contract may be further extended by KNPC for an additional year through to December 2022. KNPC will not however require the vessel for regasification services in December which will negatively impact 4Q 2019 earnings. During December Golar Igloo will proceed to a yard where previously initiated modifications necessary to increase its regas capacity will be completed ahead of the 2020 regas season, scheduled to start on March 1.

Collectively, the two-year Golar Maria and Golar Igloo contracts are expected to add close to $95 million of additional revenue backlog1.

Operational Review

No vessels were drydocked during 3Q and fleet utilization at 88% was in line with the prior quarter.

FSRU Golar Eskimo is currently undergoing an in-water class renewal, akin to a drydock. As this is taking place during a scheduled maintenance window no off-hire is expected. Golar Mazo is scheduled to be drydocked in early 2020.

Financing and Liquidity

As of September 30, 2019, Golar Partners had cash and cash equivalents of $52.0 million. Including the Partnership's $430.5 million share of debt in respect of FLNG Hilli Episeyo, Adjusted Net Debt1 as at September 30, 2019 was $1,551.2 million. 3Q 2019 Adjusted EBITDA1 amounts to $81.0 million. Based on the above, the 3Q Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratio was 4.8. As of September 30, 2019, exclusive of a $100 million forward start swap, Golar Partners had interest rate swaps with a notional outstanding value of approximately $1,623 million (including swaps with a notional value of $400.0 million in connection with the Partnership’s bonds and $430.5 million in respect of Hilli Episeyo), representing approximately 98% of total debt and capital lease obligations, including assumed debt in respect of Hilli Episeyo, net of long-term restricted cash.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

The average fixed interest rate of swaps related to bank debt, including the Partnership's effective share in respect of Hilli Episeyo is approximately 2.2% with an average remaining period to maturity of approximately 3.3 years as of September 30, 2019.

Inclusive of Hilli Episeyo related debt, outstanding bank debt as of September 30, 2019 was $1,274.7 million, which had average margins, in addition to LIBOR, of approximately 2.19%. The Partnership also has a May 2020 maturing $150.0 million Norwegian USD bond with a swapped all-in rate of 6.275% and a 2021 maturing $250 million Norwegian USD bond with a swapped all-in rate of 8.194%. Conversion of the notice of contract award for the 2-year FSRU tender in Kuwait into an executed contract for the Golar Igloo is expected conclude before year end. This together with the two year contract executed in respect of the Golar Maria will remove significant re-contracting risk and place the Partnership on a strong footing to refinance the $150 million high yield bond.

Corporate and Other Matters

During the third quarter 153,728 common units were purchased in the open market at an average price of $10.19 per unit under the Partnership’s $50 million authorised common unit repurchase program. These units were then cancelled. As of September 30, 2019, there were 70,738,027 common and general partner units outstanding in the Partnership. Of these, 22,662,977, including 1,436,391 general partner units, were owned by Golar, representing a 32% interest in the Partnership.

On October 28, 2019, Golar Partners declared a distribution for the third quarter of $0.4042 per unit. This distribution was paid on November 14, 2019 to common and general partner unitholders of record on November 8, 2019.

A cash distribution of $0.546875 per Series A preferred unit for the period covering 15 August through to 14 November was also declared. This was paid on November 15, 2019 to all Series A preferred unitholders of record on November 8, 2019.

Total outstanding options as at September 30, 2019 were 99,000.

At the Partnership's Annual General Meeting on September 27, Alf Thorkildsen was elected as a Class I Director. On October 1, Graham Robjohns re-assumed his role as the Partnerships Chief Executive Officer, replacing Brian Tienzo who has been retained as an advisor to the wider group of Golar companies. The Partnership's General Partner also appointed Ms. Georgina Sousa as a replacement for Michael Ashford as one of the General Partner’s three appointed Directors. Mr. Ashford retired as Company Secretary and this position has also been assumed by Ms. Sousa.

Outlook

Fourth quarter distribution coverage ratio1 and Adjusted Net Debt1 to Annualized Adjusted EBITDA1 ratios are both expected to be approximately in line with 3Q levels. Further ahead, new business for the Golar Maria and the FSRU Golar Igloo reduces re-contracting risk and adds to revenue backlog1, which now stands at $2.1 billion as at 30 September, 2019. The Partnership continues to pursue opportunities to redeploy the Golar Spirit and Golar Mazo.

1 Refer to 'Appendix A - Non-GAAP financial measures'.

2 Refer to 'Appendix B - Segment Information'

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and Golar Partners’ operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond Golar Partners’ control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the ability of Golar LNG Partners LP (“Golar Partners,” “we,” “us” and “our”) to enter into long-term time charters, including our ability to re-charter floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers following the termination or expiration of their time charters;
•	our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term time charter;
•	our ability to maintain cash distributions on our units and the amount of any such distributions;
•	the repayment of debt and settling of interest rate swaps;
•	our and Golar LNG Limited (“Golar”) ability to make additional borrowings and to access debt and equity markets;
•	market trends in the FSRU, LNG carrier and floating liquefied natural gas vessel (“FLNG”) industries, including charter rates, vessel values, factors affecting supply and demand, and opportunities for the profitable operations of FSRUs, LNG carriers and FLNGs;
•	the ability of Golar and us to retrofit vessels as FSRUs or FLNGs and the timing of the delivery and acceptance of any such retrofitted vessels by their respective charterers;
•	our ability to integrate and realize the expected benefits from acquisitions and potential acquisitions:
•	the future share of earnings relating to the Hilli, which is accounted for under the equity method;
•	our anticipated growth strategies;
•	the effect of a worldwide economic slowdown;
•	turmoil in the global financial markets;
•	fluctuations in currencies and interest rates;
•	changes in commodity prices;
•	the liquidity and creditworthiness of our charterers;
•	changes in our operating expenses, including dry-docking and insurance costs and bunker prices;
•	our future financial condition or results of operations and future revenues and expenses;
•	planned capital expenditures and availability of capital resources to fund capital expenditures;
•	the exercise of purchase options by our charters;
•	our ability to maintain long-term relationships with major LNG traders;
•	our ability to leverage the relationships and reputation of Golar and Golar Power Limited (“Golar Power”) in the LNG industry;
•	the ability of Golar Power and us to work together to develop projects requiring our FSRUs;
•	our ability to purchase vessels from Golar and Golar Power in the future;
•	timely purchases and deliveries of newbuilding vessels;
•	future purchase prices of newbuildings and secondhand vessels;
•	our ability to compete successfully for future chartering and newbuilding opportunities;
•	acceptance of a vessel by its charterer;
•	termination dates and extensions of charters;
•	the expected cost of, and our ability to comply with, governmental regulations, maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to our business;
•	economic substance laws and regulations adopted or considered by various jurisdictions of formation of us and certain of our subsidiaries;

•	availability of skilled labor, vessel crews and management;
•	our general and administrative expenses and our fees and expenses payable under the fleet management agreements and the management and administrative services agreement;
•	the anticipated taxation of our partnership and distributions to our unitholders;
•	challenges by authorities to the tax benefits we previously obtained;
•	estimated future maintenance and replacement capital expenditures;
•	our and Golar's ability to retain key employees;
•	customers’ increasing emphasis on environmental and safety concerns;
•	potential liability from any pending or future litigation;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	our business strategy and other plans and objectives for future operations; and
•	other factors listed from time to time in the reports and other documents that we file with the U.S. Securities and Exchange Commission (the “SEC”).

Factors may cause actual results to be materially different from those contained in any forward-looking statement. Golar Partners does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Golar Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

November 26, 2019

Golar LNG Partners L.P.

Hamilton, Bermuda

Questions should be directed to:

c/o Golar Management Ltd - +44 207 063 7900

Graham Robjohns - Chief Executive Officer

Stuart Buchanan - Head of Investor Relations

Golar LNG Partners LP

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	2019	2019	2019	2018	2018
	Jul-Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep
(in thousands of $)	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Time charter revenues	75,818	77,361	223,089	108,232	266,647
Total operating revenues	75,818	77,361	223,089	108,232	266,647
Vessel operating expenses	(14,740)	(14,913)	(46,463)	(16,372)	(49,378)
Voyage and commission expenses	(1,685)	(1,621)	(5,164)	(2,312)	(7,241)
Administrative expenses	(3,110)	(3,251)	(10,227)	(2,944)	(10,140)
Depreciation and amortization	(20,380)	(21,368)	(63,188)	(24,593)	(75,171)
Total operating expenses	(39,915)	(41,153)	(125,042)	(46,221)	(141,930)

Operating income	35,903	36,208	98,047	62,011	124,717

Other non-operating income (1)	–	4,195	4,195	–	236

Financial income / (expenses)
Interest income (1)	4,990	2,409	8,474	1,177	7,959
Interest expense	(19,764)	(20,695)	(61,236)	(20,062)	(59,679)
(Losses)/gains on derivative instruments	(9,937)	(24,502)	(48,406)	11,338	34,274
Other financial items, net	541	746	757	(545)	(1,115)
Net financial expenses	(24,170)	(42,042)	(100,411)	(8,092)	(18,561)

Income/(loss) before tax, earnings of affiliate and non-controlling interests	11,733	(1,639)	1,831	53,919	106,392
Tax	(4,817)	(4,926)	(15,032)	(4,512)	(12,938)
Equity in net income/(loss) of affiliate	1,181	1,327	2,773	(71)	(71)

Net income/(loss)	8,097	(5,238)	(10,428)	49,336	93,383
Net income attributable to non-controlling interests	(173)	(278)	(2,162)	(372)	(1,224)
Net income/(loss) attributable to Golar LNG Partners LP Owners	7,924	(5,516)	(12,590)	48,964	92,159

Weighted average units outstanding (in thousands of units):
General partner units	1,436	1,436	1,436	1,436	1,435
Preference units	5,520	5,520	5,520	5,520	5,520
Common units	69,379	69,455	69,429	69,947	69,983

(1) On May 15, 2019, an executed modification to the Golar Freeze charter agreement triggered a change in lease classification to a sales-type lease ("Golar Freeze Finance Lease"). This classification change resulted in the de-recognition of the vessel asset carrying value, the recognition of net investment in the financed lease vessel asset, and a Day 1 gain included in "Other non-operating income" in the consolidated income statement. Subsequently, all income from Golar Freeze Finance Lease is recognized as interest income.

Golar LNG Partners LP

CONDENSED CONSOLIDATED BALANCE SHEETS

	At September 30,	At December 31,
	2019	2018
(in thousands of $)	Unaudited	Audited

ASSETS
Current
Cash and cash equivalents	51,961	96,648
Restricted cash and short-term deposits	48,743	31,330
Other current assets	20,493	34,520
Current portion of net investment in leased vessel (1)	2,229	–
Amount due from related parties	5,964	–
Inventories	3,120	2,031
Total Current Assets	132,510	164,529
Non-current
Restricted cash	129,954	141,114
Investment in affiliate	196,045	206,180
Vessels and equipment, net (1)	1,384,564	1,535,757
Vessel under capital lease, net	110,003	114,711
Net investment in leased vessel (1)	112,462	–
Intangible assets, net	52,899	60,369
Other non-current assets	3,196	18,157
Total Assets	2,121,633	2,240,817

LIABILITIES AND EQUITY
Current
Current portion of long-term debt	225,156	75,451
Current portion of obligation under capital lease	1,768	1,564
Amount due to related parties	–	1,237
Other current liabilities	86,294	57,855
Total Current Liabilities	313,218	136,107
Non-current
Long-term debt	1,011,926	1,196,899
Obligation under capital lease	112,462	118,119
Other non-current liabilities	31,347	30,175
Total Liabilities	1,468,953	1,481,300

Equity
Partners' capital	570,616	679,615
Non-controlling interests	82,064	79,902

Total Liabilities and Equity	2,121,633	2,240,817

(1) On May 15, 2019, an executed modification to the Golar Freeze charter agreement triggered a change in lease classification to a sales-type lease. This classification change resulted in the de-recognition of the vessel asset carrying value and the recognition of net investment in the financed lease vessel asset.

Golar LNG Partners LP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS

(in thousands of $)	2019	2019	2019	2018	2018
	Jul-Sep	Apr-Jun	Jan-Sep	Jul-Sep	Jan-Sep
OPERATING ACTIVITIES
Net income/(loss)	8,097	(5,238)	(10,428)	49,336	93,383
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	20,380	21,368	63,188	24,593	75,171
Equity in net income of affiliate	(1,181)	(1,327)	(2,773)	71	71
Movement in deferred tax liability	521	529	3,086	507	1,326
Amortization of deferred charges and debt guarantee	667	668	2,015	1,687	5,974
Drydocking expenditure	(367)	(956)	(9,859)	(7,116)	(12,027)
Foreign exchange (gain)/losses	(249)	(207)	351	(263)	(671)
Unit options expense	59	59	177	58	174
Dividends received from affiliates	1,181	572	2,018	–	–
Interest element included in obligation under capital lease, net	14	19	7	–	(34)
Gain on recognition of net investment in leased vessel (1)	–	(4,195)	(4,195)	–	–
Sales-type lease payments received in excess/(deficit) of sales-type lease interest income (1)	2,036	(559)	1,477	–	–
Change in market value of derivatives	10,861	26,491	53,836	(10,423)	(33,420)
Change in assets and liabilities:
Trade accounts receivable	3,647	(546)	12,078	(29,765)	(26,731)
Inventories	466	(1,244)	(1,089)	969	465
Other current assets and other non-current assets	546	507	833	1,918	2,989
Amount due (from)/to related parties	(3,756)	2,903	2,365	77	(2,783)
Trade accounts payable	79	1,710	(2,067)	127	(3,127)
Accrued expenses	1,373	(2,116)	4,779	925	(4,104)
Other current liabilities	909	(78)	(3,595)	(2,794)	(3,174)
Net cash provided by operating activities	45,283	38,360	112,204	29,907	93,482

INVESTING ACTIVITIES
Additions to vessels and equipment	(1,323)	(2,436)	(10,074)	(1,626)	(6,317)
Dividends received from affiliates	4,733	2,425	10,529	–	–
Acquisition of Hilli Common Units	–	–	(10,296)	–	–
Net cash provided by/(used in) investing activities	3,410	(11)	(9,841)	(1,626)	(6,317)

FINANCING ACTIVITIES
Proceeds from debt	–	–	25,000	–	1,419
Repayments of debt	(21,322)	(21,280)	(63,853)	(21,564)	(134,583)
Repayments of obligation under capital lease	(387)	(398)	(1,169)	(315)	(967)
Advances from related party in relation with lease security deposit	149	153	448	153	481
Proceeds from issuances of equity, net of issue costs	–	–	–	–	13,854
Common units buy-back and cancelled	(1,565)	–	(1,565)	–	(9,477)
Cash distributions paid	(31,674)	(31,674)	(95,021)	(44,180)	(133,416)
Financing costs paid	–	–	–	–	(1,699)
Net cash used in financing activities	(54,799)	(53,199)	(136,160)	(65,906)	(264,388)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,511)	(2,951)	(4,637)	(1,392)	(3,845)
Net decrease in cash, cash equivalents and restricted cash	(9,617)	(17,801)	(38,434)	(39,017)	(181,068)
Cash, cash equivalents and restricted cash at beginning of period	240,275	258,076	269,092	287,836	429,887
Cash, cash equivalents and restricted cash at end of period	230,658	240,275	230,658	248,819	248,819

(1) Refer to footnote 1 of the Condensed Consolidated Statements of Income.

APPENDIX A - NON-GAAP FINANCIAL MEASURES AND DEFINITIONS

Distributable Cash Flow (“DCF”) and Distribution coverage ratio ("DCR")

DCF represents EBITDA adjusted for the cash components of interest, amounts invoiced under sales-type lease, derivatives, tax and earnings from affiliates. We also include an adjustment for maintenance and replacement expenditures (including dry-docking). Maintenance and replacement capital expenditures includes expenditure on dry-docking. This represents the capital expenditures required to maintain the long-term operating capacity of the Partnerships' capital assets. DCR represents the ratio of distributable cash flow to total cash distributions paid. DCF and the DCR are quantitative standards used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions to common unitholders, general partners and incentive distribution rights ("IDRs"). DCF and the DCR are non-GAAP financial measures and should not be considered as an alternative to net income or any other indicator of our performance calculated in accordance with U.S. GAAP. The table below reconciles Adjusted EBITDA to DCF, and then DCF to net income before non-controlling interests which is the most directly comparable U.S. GAAP measure and the computation of the DCR.

(in thousands)	Three months ended September 30, 2019	Three months ended June 30, 2019
Adjusted EBITDA	80,992	79,483
Interest income	925	1,049
Interest expense (excluding amortization of deferred charges)	(18,586)	(20,437)
Other cash financial items	705	1,999
Current income tax charge	(4,296)	(4,398)
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	(14,160)	(14,062)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	549	444
Unrealized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,494)	(9,075)
Distributions relating to preferred units	(3,019)	(3,019)
Distributable cash flow	33,616	31,984
Depreciation and amortization	(20,380)	(21,368)
Unrealized loss from interest rate derivatives	(10,860)	(26,491)
Gain on recognition of net investment in leased vessel	–	4,195
Lease payment in excess of sales-type lease income	(535)	–
Unrealized foreign exchange losses	249	207
Amortization of deferred charges and debt guarantee	(667)	(668)
Movement in deferred tax liability	(521)	(529)
Distributions relating to preferred units	3,019	3,019
Estimated maintenance and replacement capital expenditures (including dry-docking reserve)	14,160	14,062
Realized partnership's share of equity accounted affiliate's DCF net of estimated capital expenditures[1]	(9,435)	(9,205)
Non-controlling interest’s share of DCF before maintenance and replacement capital expenditure	(549)	(444)
Net income/(loss)	8,097	(5,238)
Distributions declared:
Common unitholders	28,012	28,073
General partner	581	581
Sub-total	28,593	28,654
Distribution coverage ratio	1.18	1.12

1 The estimated capital expenditure relating to the Partnership's share of equity accounted affiliate was $1.6 million for the three months ended September 30, 2019 and June 30, 2019, respectively.

Non-GAAP Financial Metrics Arising From How Management Monitor the Business

In addition to disclosing financial results in accordance with U.S. generally accepted accounting principles (US GAAP), this earnings release and the associated investor presentation contains references to the non-GAAP financial measures which are included in the table below. We believe these non-GAAP financial measures provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance. These non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies, and may not be comparable with similar titles measures and disclosures used by other companies. The reconciliations from these results should be carefully evaluated.

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance Measures
Adjusted EBITDA	Net (loss)/income	+/- Net financial expense
+ Other non-operating expenses
+/- Income taxes
+/- Equity in net (losses) income of affiliates
 +/- Golar Partners’ share of Hilli LLC EBITDA (FLNG EBITDA)
+ Depreciation and amortization
+ Amount invoiced under sales-type lease

- Increases the comparability of total business performance from period to period and against the performance of other companies by excluding the results of our equity investments, including our share of FLNG EBITDA, removing the impact of the change in lease accounting, and removing the impact of depreciation, financing and taxation policies.

- Consistent with management’s own evaluation of business performance

Annualized Adjusted EBITDA	Net (loss)/income	The adjusted EBITDA for the quarter (defined above) multiplied by four.	- Same as adjusted EBITDA.

- Enables investors, management and other users of our financial information to assess our year over year performance and operating trends on a more comparable basis as it includes a full year of FLNG EBITDA.
Adjusted Operating Revenues	Total Operating revenues	+ Amount invoiced under sales-type lease	- Enables comparability of Golar Freeze charter with the rest of our business as the income from the sales-type lease is recognized as interest income and therefore does not appear in Total Operating Revenues.
Average daily TCE	Total Operating revenues	- Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	- Measure of the average daily net revenue performance of a vessel.
 - Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.
- Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

Liquidity Measures
Adjusted net debt	Net debt based on GAAP measures: Total debt (current and non-current), net of deferred finance charges - Cash and cash equivalents - Restricted cash and short-term deposits (current and non-current)	Net debt based on GAAP
+/- Golar Partners’ share of Hilli LLC’s contractual debt

		Hilli LLC's contractual debt represents the actual debt obligations as opposed to the variable interest entity debt which is consolidated under US GAAP, refer to Note 2 -Significant Accounting Policies to our audited consolidated financial statements included in our 2018 Annual Report for more information.	By including our share of Hilli’s contractual debt, the Partnership believes that Adjusted Net Debt assists its management and investors by increasing the comparability of its combined indebtedness and cash position against other companies in its industry. This increased comparability is achieved by providing a comparative measure of debt levels irrespective of the levels of cash that a company maintains.
Adjusted Net Debt to Annualized Adjusted EBITDA	Net debt based on GAAP measures	Adjusted net debt over Annualized Adjusted EBITDA	Enables our investors to understand better our liquidity position and our ability to service our debt obligations
Adjusted interest income	Interest income	- Interest income on sales-type leases	Excludes the interest income on sales-type leases, which is included in Adjusted EBITDA. The Partnership believes it increases the comparability of its combined indebtedness and cash position against other companies in its industry.

Reconciliations - Performance Measures

Adjusted EBITDA

(in thousands of $)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018
Net income/(loss)	8,097	(5,238)	49,336
Depreciation and amortization	20,380	21,368	24,593
Other non-operating income	–	(4,195)	–
Interest income	(4,990)	(2,409)	(1,177)
Interest expense	19,764	20,695	20,062
Losses/(gains) on derivative instruments	9,937	24,502	(11,338)
Other financial items, net	(541)	(746)	545
Income taxes	4,817	4,926	4,512
Equity in net (income)/loss of affiliate	(1,181)	(1,327)	71
FLNG's EBITDA (see appendix B)	20,109	19,607	16,969
Amount invoiced under sales-type lease	4,600	2,300	–
Adjusted EBITDA	80,992	79,483	103,573

Adjusted Operating Revenues

	Q3 2019				Q2 2019				Q3 2018
(in thousands of $)	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG**	Total	FSRU*	LNG Carrier*	FLNG*	Total
Total Operating Revenues	63,490	12,328	26,018	101,836	64,824	12,537	26,018	103,379	96,836	11,396	23,736	131,968
Amount invoiced under sales-type lease	4,600	–	–	4,600	2,300	–	–	2,300	–	–	–	–
Adjusted Operating Revenues	68,090	12,328	26,018	106,436	67,124	12,537	26,018	105,679	96,836	11,396	23,736	131,968

Reconciliations - Liquidity measures

Adjusted Net Debt

	At September 30,	At June 30,	At September 30,
(in thousands of $)	2019	2019	2018
Current portion of long-term debt and short-term debt	225,156	225,056	267,030
Current portion of obligation under capital lease	1,768	1,729	1,504
Long-term debt	1,011,926	1,032,171	975,131
Obligation under capital lease - non-current	112,462	116,648	121,095
Total Debt	$1,351,312	$1,375,604	$1,364,760
Less:
Cash and cash equivalents	51,961	62,059	75,781
Restricted cash and short term deposits - current	48,743	42,756	27,106
Restricted cash - non-current	129,954	135,460	145,932
Total Cash, Cash Equivalents and Restricted Cash	$230,658	$240,275	$248,819

Net Debt as calculated by GAAP	1,120,654	1,135,329	1,115,941
Share of Hilli's contractual debt	430,500	438,750	463,500
Adjusted Net Debt	1,551,154	1,574,079	1,579,441

Adjusted Net Debt to Annualized Adjusted EBITDA	4.8	5.0	3.8

Adjusted Interest Income

(in thousands of $)	Three months ended September 30, 2019	Three months ended June 30, 2019	Three months ended September 30, 2018
Interest income	4,990	2,409	1,177
Less: Interest income on sales-type lease	(4,065)	(1,359)	–
Adjusted Interest Income	925	1,050	1,177

Non-US GAAP Measures Used in Forecasting

Revenue Backlog

Revenue Backlog is defined as the contracted daily charter rate for each vessel multiplied by the number of scheduled hire days for the remaining contract term, which includes our pro-rata share of FLNG Hilli Episeyo contractual billings which will be recorded as "Equity in net earnings of affiliates". This is consistent with management’s view of the business and our presentation in our segment note. Revenue backlog is not intended to represent EBITDA or future cashflows that will be generated from these contracts. This measure should be seen as a supplement and not a substitute for our US GAAP measures of performance.

APPENDIX B - SEGMENT INFORMATION

The below is an extract of how our Operating Segments will be presented in our “Segment Information” note in our Consolidated Financial Statements. These profit measures are referenced to throughout the Earnings Release:

	Q3 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	63,490	12,328	26,018	101,836	(26,018)	75,818
Voyage and commission expenses	(1,002)	(683)	–	(1,685)	–	(1,685)
Vessel operating expenses	(9,542)	(5,198)	(5,686)	(20,426)	5,686	(14,740)
Administrative expenses	(1,870)	(1,240)	(223)	(3,333)	223	(3,110)
Amount invoiced under sales-type lease	4,600	–	–	4,600	(4,600)	–
Adjusted EBITDA	55,676	5,207	20,109	80,992	(24,709)	56,283

	Q2 2019
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	64,824	12,537	26,018	103,379	(26,018)	77,361
Voyage and commission expenses	(1,109)	(512)	(50)	(1,671)	50	(1,621)
Vessel operating expenses	(10,070)	(4,843)	(6,163)	(21,076)	6,163	(14,913)
Administrative expenses	(1,947)	(1,304)	(198)	(3,449)	198	(3,251)
Amount invoiced under sales-type lease	2,300	–	–	2,300	(2,300)	–
Adjusted EBITDA	53,998	5,878	19,607	79,483	(21,907)	57,576

	Q3 2018
(in thousands of $)	FSRU	LNG Carrier	FLNG*	Total Segment Reporting	Elimination**	Consolidated Reporting
Total operating revenues	96,836	11,396	23,736	131,968	(23,736)	108,232
Voyage and commission expenses	(1,146)	(1,166)	(655)	(2,967)	655	(2,312)
Vessel operating expenses	(10,317)	(6,055)	(5,049)	(21,421)	5,049	(16,372)
Administrative expenses	(1,810)	(1,134)	(1,063)	(4,007)	1,063	(2,944)
Amount invoiced under sales-type lease	–	–	–	–	–	–
Adjusted EBITDA	83,563	3,041	16,969	103,573	(16,969)	86,604

* Relates to the attributable earnings of our investment in Hilli LLC had we consolidated its 50% of the Hilli common units.

** Eliminations reverses the earnings attributable to our investment in Hilli LLC and the amount invoiced under sales-type lease to reflect the amounts reported in the consolidated income statement. The earnings attributable to our investment in Hilli LLC is included in the equity in net income/(losses) of affiliate on the consolidated income statement.